# BROWN, LISLE/CUMMINGS, INC.

# FINANCIAL STATEMENTS

# December 31, 2023

# CONTENTS

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Stockholders of**
**Brown, Lisle/Cummings, Inc.**

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Brown, Lisle/Cummings, Inc. (the "Company") as of December 31, 2023, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 | Tel: 401.621.6200 | Fax: 401.621.6209 | www.pkfod.com



### Auditor's Report on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*PKF O'Connor Davies, LLP*

We have served as the Company's auditor since 1987.

February 17, 2024

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

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| SEC FILE NUMBER |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Brown, Lisle/Cummings, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Turks Head Place - Suite 800
(No. and Street)

| Providence | RI | 02903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David A. Izzi | (401) 421-8900 | dizzi@brownlc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

| 40 Westminster Street - Suite 600 | Providence | RI | 02903 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 127 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David A. Izzi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown, Lisle/Cummings, Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



#761350

Notary Public

Signature: _____

Title: President & Treasurer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**BROWN, LISLE/CUMMINGS, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2023**

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 491,776 |
| Receivables from clearing organizations | | 51,935 |
| Prepaid expenses | | 29,977 |
| Furniture and office equipment, net of accumulated | | |
|   depreciation $120,546 | | 13,150 |
| Right-of-use asset | | 875 |
| Escrow deposit | | 50,000 |
| | $ | 637,713 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Accrued pension contributions | $ | 231,605 |
| Accrued payroll withholdings and taxes | | 91,198 |
| Accrued expenses | | 14,035 |
| Operating lease liability | | 875 |
| | | 337,713 |

### STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Common stock, no par value, authorized 400 shares; | |
|   issued 297 shares | 297,000 |
| Retained earnings | 60,000 |
| | 357,000 |
| Less cost of treasury stock, 57 shares | (57,000) |
| | 300,000 |
| $ | 637,713 |

See Notes to Financial Statements

-5-

## BROWN, LISLE/CUMMINGS, INC.

### STATEMENT OF INCOME
### Year Ended December 31, 2023

| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions | $ | 1,589,701 |
| Sale of investment company shares | | 400,417 |
| Asset management fees | | 2,467,423 |
| Other revenue | | 44,951 |
| | | 4,502,492 |
| | | |
| **EXPENSES** | | |
| Stockholder officers' compensation and benefits | | 3,121,066 |
| Employee compensation and benefits | | 664,792 |
| Commissions paid to other broker/dealers | | 209,801 |
| Regulatory fees and expenses | | 33,139 |
| Lease expense | | 129,275 |
| Professional services | | 55,999 |
| Other operating expenses | | 228,420 |
| | | 4,442,492 |
| **NET INCOME** | $ | 60,000 |

See Notes to Financial Statements

-6-

# BROWN, LISLE/CUMMINGS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### Year Ended December 31, 2023

|  | Capital Stock Common | | Treasury Stock | | Retained Earnings | | Total | |
|---|---|---|---|---|---|---|---|---|
| Balances at January 1, 2023 | $ | 297,000 | $ | (57,000) | $ | 60,000 | $ | 300,000 |
| Distributions |  | - |  | - |  | (60,000) |  | (60,000) |
| Net income |  | - |  | - |  | 60,000 |  | 60,000 |
| Balances at December 31, 2023 | $ | 297,000 | $ | (57,000) | $ | 60,000 | $ | 300,000 |

See Notes to Financial Statements

-7-

## BROWN, LISLE/CUMMINGS, INC.

### STATEMENT OF CASH FLOWS
### Year Ended December 31, 2023

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 60,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 10,451 |
| Amortization of right-of-use asset | | 1,124 |
| Changes in assets and liabilities: | | |
| Decrease in: | | |
| Receivables from clearing organizations | | 27,556 |
| Prepaid expenses | | 4,636 |
| Increase (decrease) in: | | |
| Accrued pension contributions | | 41,436 |
| Accrued payroll withholdings and taxes | | (10,731) |
| Accrued expenses | | (241) |
| Operating lease liability | | (1,124) |
| Net cash provided by operating activities | | 133,107 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITY** | | |
| Purchase of furniture and office equipment | | (13,641) |
| Net cash used in investing activity | | (13,641) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITY** | | |
| Distributions to shareholders | | (60,000) |
| Net cash used in financing activity | | (60,000) |
| | | |
| Net increase in cash and cash equivalents | | 59,466 |
| | | |
| **CASH AND CASH EQUIVALENTS** | | |
| Beginning | | 432,310 |
| Ending | $ | 491,776 |
| | | |
| **SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES** | | |
| Disposal of fully depreciated fixed assets | $ | 11,363 |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Taxes | $ | 400 |

## BROWN, LISLE/CUMMINGS, INC.

## NOTES TO FINANCIAL STATEMENTS
December 31, 2023

### Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:  Brown, Lisle/Cummings, Inc. (The Company), located in Providence, Rhode Island, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA")..

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.  Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.  The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.  The transactions cleared through the clearing broker/dealer include the sale of securities and investment management and advisory services.

The Company also provides investment services through the direct sale of mutual funds and variable/fixed annuities.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Current expected credit losses:  The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions and reasonable and supportable forecasts.  The Company records the estimate of expected credit losses as an allowance for credit losses.  For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.  Changes in the allowance for credit losses are reported in credit loss expense.

*Receivables from broker-dealers and clearing organizations.* The Company's receivables from clearing organizations include amounts receivable from settled trades, including amounts related to futures and options executed on behalf of customers. Except for direct-way business, all of the Company's trades and contracts are cleared through a clearing organization and settled daily by the clearing organization.  Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.  Based on the Company's evaluation of the clearing organization, it has deemed that there is no necessary allowance for credit losses received from the clearing organization as of December 31, 2023.

Cash and cash equivalents: Cash consists of deposits with banks and all highly liquid investments with maturities of three months or less.

## Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and office equipment and depreciation:  Furniture and office equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.  The depreciation expense for the year ended December 31, 2023 was $10,451 and accumulated depreciation at December 31, 2023 was $120,546.

Income taxes:  The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361.  Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership.  Accordingly, a provision for income taxes is not recognized on these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*.  Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.  The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Advertising costs:  The Company charges advertising costs to expense as incurred.  Advertising costs for the year ended December 31, 2023 were $1,050.

Use of estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Statement of cash flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Leases:  The Company accounts for its leases in accordance with FASB ASC 842, *Leases*.  The Company is a lessee in several noncancellable operating leases for office space and office equipment.  The Company determines if an arrangement is a lease, or contains a lease, at inception of the contract and when the terms of an existing contract are changed.  The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

## Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Lease liabilities.*  A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date.  Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee.  The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate.  The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease.  The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.  The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

*ROU assets.*  A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at this commencement date, minus any lease incentives received; plus any initial direct costs.  Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct cots, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.  Lease cost for lease payments is recognized on a straight-line basis over the lease term.

*Accounting policy election for short-term leases.*  The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.  The Company recognizes lease cost associated with its short-term leases on a straight line basis over the lease term.  Total lease expense for short-term leases for the year ended December 31, 2023 was $126,432.

See Note 5, "Operating Leases" for additional information on the Company's leases.

## Note 2.   REVENUE FROM CONTRACTS WITH CUSTOMERS

### Significant judgments

Revenue from contracts with customers includes commission income and asset management services.  The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

## Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

**Performance obligations**

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

*Commissions*

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded at a point in time on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by generally accepted accounting principles is not material to these financial statements.

*Sale of investment shares*

Revenue from the sale of investment company shares, including 12b-1 fees, is derived from services provided in the prior month or quarter and are recognized accordingly. The effect of not recording these fees in the month or quarter when the services are provided as required by generally accepted accounting principles is not material to these financial statements.

*Asset Management Fees*

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The fee for services is charged quarterly in advance as a percentage of assets under management in the client's account based upon the prior quarter's ending market value. Investment advisory fees are directly obtained from the clearing firm at the beginning of each quarter, and are evenly recognized each month of that quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. This brings the unearned revenue to zero by quarter end. All revenue earned during 2023 was fully recognized in 2023.

*Costs to Obtain or Fulfill a Contract with Customers*

The Company has elected to expense incremental or avoidable costs to obtain a contract with a customer since the amortization period for these costs would be one year or less.

## Note 2.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

*Disaggregated Revenue from Contracts with Customers*

The following table represents commission revenue by major source:

| | |
|---|---:|
| NY/AMEX listed stocks | $ 1,051,773 |
| NASDAQ listed stocks | 428,602 |
| Options | 4,982 |
| Over the counter stocks | 13,282 |
| Over the counter corporate bonds | 37,259 |
| Government bonds | 21,320 |
| Municipal bonds | 29,051 |
| 529 plans | 3,432 |
| | $ 1,589,701 |

## Note 3.   FAIR VALUE

*Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

## Note 3.    FAIR VALUE (CONTINUED)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has no assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

***Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)***

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values.  Financial instruments within the scope of these disclosure requirements are included in the following table.  Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.  These instruments include cash and cash equivalents, short-term receivables, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2023, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

## Note 3.  FAIR VALUE (CONTINUED)

| | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Cash and cash equivalents | $ 491,776 | $491,776 | $ - | $ - | $ 491,776 |
| Receivables from clearing organizations | 51,935 | 51,935 | - | - | 51,935 |
| Escrow deposit | 50,000 | 50,000 | - | - | 50,000 |
| | $ 593,711 | $ 593,711 | $ - | $ - | $ 593,711 |
| | | | | | |
| **LIABILITIES** | | | | | |
| Accrued pension contributions | $ 231,605 | $ - | $231,605 | $ - | $ 231,605 |
| Accrued payroll taxes and withholdings | 91,198 | - | 91,198 | - | 91,198 |
| Accrued expenses | 14,035 | - | 14,035 | - | 14,035 |
| Operating lease liability | 875 | - | 875 | - | 875 |
| | $ 337,713 | $ - | $ 337,713 | $ - | $ 337,713 |

## Note 4.  EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan.  The Plan covers substantially all of its employees who have completed one year of service.  The Plan's assets are held by T. Rowe Price Trust Co.  Profit sharing contributions and safe harbor contributions for the year ended December 31, 2023 were $199,956 and $71,598, respectively.

## Note 5.  OPERATING LEASES

The Company has an obligation as a lessee for office equipment with an initial noncancelable term in excess of one year.  The Company classifies this lease as an operating lease.  The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.  Payments due under the lease contracts include fixed payments plus variable payments.  The variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.  Total lease expense related to this lease for the year ended December 31, 2023 was $2,843.

The lease has a remaining term of 9 months.  The exercise of lease renewal options is at the Company's sole discretion.  The Company includes options to renew the expected term when they are reasonably certain to be exercised.  The depreciable life of assets and leasehold improvements are limited by the expected lease term.

### Note 5. OPERATING LEASES ( CONTINUED)

Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon current bank financing rates.

| Leases | Classification | Balance |
|---|---|---|
| **ASSETS** | | |
| Operating lease asset | Right-of-use asset | $ 875 |
| Total lease asset | | $ 875 |
| | | |
| **LIABILITIES** | | |
| Operating lease liability | Lease liability | $ 875 |
| Total lease liability | | $ 875 |
| | | |
| Remaining lease term (years) - operating lease | | 0.75 |
| Discount rate - operating lease | | 4.25% |

At December 31, 2023, maturities of the lease liability were as follows:

| Year ending December 31 | |
|---|---|
| 2024 | $ 891 |
| Total lease payments | 891 |
| Less: imputed interest | (16) |
| Present value of lease liability | $ 875 |

### Note 6. CUSTOMER RESERVE AND POSSESSION AND CONTROL REQUIREMENTS OF RULE 15c3-3

The Company is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 for all transactions that are cleared through another broker/dealer on a fully disclosed basis pursuant to the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). In addition, the Company's direct sale activity is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

### Note 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital ("net capital ratio"), both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023 the Company had net capital and net capital requirements of approximately $256,700 and $100,000, respectively. The Company's net capital ratio at December 31, 2023 was 1.31 to 1.

### Note 8. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2023.

### Note 9. NFS AGREEMENT

The Company has a clearing agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial. The NFS receivable balance was $79,491 at January 1, 2023.

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2023.

For the year ended December 31, 2023, 97% of revenues are generated from security transactions cleared through NFS. At December 31, 2023, amounts due from NFS in accounts receivable totaled $51,936.

### Note 10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2023 exceeded insurance limits by approximately $268,000.

### Note 11. SUBSEQUENT EVENTS

Management is not aware of any other subsequent events through February 17, 2024, the date the financial statements were available to be issued, that have occurred that would require adjustments to the financial statements.

**BROWN, LISLE/CUMMINGS, INC.**

**SCHEDULE I**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**As of December 31, 2023**

| | | |
|---|---|---:|
| **AGGREGATE INDEBTEDNESS** | | |
| Payables: | | |
| Accrued pension contributions | $ | 231,605 |
| Accrued payroll withholdings and taxes | | 91,198 |
| Accrued expenses | | 14,035 |
| Total aggregate indebtedness | $ | 336,838 |
| | | |
| Minimum required net capital | $ | 100,000 |
| | | |
| **NET CAPITAL** | | |
| Stockholders' equity | $ | 300,000 |
| Non-allowable assets: | | |
| Furniture and office equipment | | 13,150 |
| Prepaid expenses | | 29,977 |
| Petty cash | | 144 |
| Haircuts on securities owned | | 37 |
| Net capital | | 256,692 |
| | | |
| Minimum required net capital | | 100,000 |
| Capital in excess of minimum requirement | $ | 156,692 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 1.31 to 1 |

**Note:** There are no material differences between the preceding computation and the Company's most recently filed unaudited Part II of Form X-17A-5 as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

**BROWN, LISLE/CUMMINGS, INC.**

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023**

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis or has been transacted directly with the mutual fund or variable/fixed annuities provider pursuant to Footnote 74 of the SEC Release No. 34-70073.

**BROWN, LISLE/CUMMINGS, INC.**

**SCHEDULE III**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023**

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis or has been transacted directly with the mutual fund or variable/fixed annuities provider pursuant to Footnote 14 of the SEC Release No. 34-70073. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable

See Report of Independent Registered Public Accounting Firm

# BROWN, LISLE/CUMMINGS, INC.

# EXEMPTION REPORT

## December 31, 2023

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

## Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

**To the Stockholders of**
**Brown, Lisle/Cummings, Inc.**

We have reviewed management's statements, included in the accompanying, Exemption Report in which (1) Brown, Lisle/Cummings, Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3 under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision"); and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting mutual fund and variable and fixed annuities transactions where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*PKF O'Connor Davies, LLP*

February 17, 2024

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

BROWN LISLE CUMMINGS

Trusted Financial Guidance Since 1912

Brown, Lisle/Cummings, Inc.
One Turks Head Place - Suite 8..
Providence, Rhode Island 0290.
401-421-8900 / 800-457-4293
www.brownlc.com

**BROWN, LISLE/CUMMINGS, INC.**
**EXEMPTION REPORT**

Brown, Lisle/Cummings, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting the amendments to 17 C.F.R. §240.17a-5 are limited to effecting mutual fund and variable and fixed annuities transactions where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brown, Lisle/Cummings, Inc.

I, David Izzi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David A Izzi

Title: President

January 19, 2024